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EXHIBIT 99.5

                        ACE MARKETING & PROMOTIONS, INC.
                               457 ROCKAWAY AVENUE
                             VALLEY STREAM, NY 11581
                                 (516) 256-7766

ACE REPORTS ON ITS OPERATIONS WHICH INCLUDES A 19% INCREASE IN REVENUE IN ITS FIRST QUARTER

VALLEY STREAM, NY - (Business Wire) - May 15, 2007


Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today the results for its first quarter ended March 31, 2007.

                             Three Months Ended
                                 March 31,
                          2007             2006
                          ----             ----

Revenue (A)            1,282,880        1,075,007

Gross Profit (B)         417,355          299.834

Operating
Expenses (C)             554,523          416,173

Net (Loss) (D)          (137,168)        (116,339)

Net (Loss)
Income per
Common Share
Basic and                   (.02)            (.01)
Diluted                     (.02)            (.01)

Weighted
Shares                 8,028,363        6,253,954
Outstanding

__________
(A) The increases in revenues in 2007 were primarily due to Ace utilizing additional sales representatives to obtain additional customers and Ace's new and existing customers buying products with higher average prices.

(B) Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold.

(C) The overall increase in operating expenses in 2007 of $138,350 over the comparable period of the prior year was primarily due to a $63,000 increase in salaries, commissions and other compensation paid to our employees to sustain our growth, a one time cash fee for public awareness/investor relations of approximately $45,000 and a $12,000 increase in stock based compensation.

(D) The first quarter net loss for 2007 includes stock based payments (non-cash) of $25,583 as compared to $13,880 for the comparable period of 2006. It also includes a one time cash fee for public awareness/investor relations of approximately $45,000.



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INTRODUCING ACE

Ace is a full service advertising specialties and promotional products company that distributes items typically with logos to large corporations, schools and universities, financial institutions and not-for-profit organizations. Specific categories of promotional products include advertising specialties, business gifts, incentives and awards, and premiums.

For additional information, a copy of Ace's Form 10-QSB can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995.


Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.


__________________
CONTACT:
  Ace - Valley Stream, NY.
  Michael Trepeta, President - 516-256-7766